Velo3D, Inc.
2710 Lakeview Court
Fremont, California 94538
May 17, 2024
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F. Street N.E.
Washington, D.C. 20549
Attn: Kyle Wiley
Re: Velo3D, Inc. - Registration Statement on Form S-3 (File No. 333-279380) filed May 13, 2024
Requested Date: May 21, 2024
Requested Time: 4:00 PM Eastern Time
Ladies and Gentlemen:
Velo3D, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.
The Registrant hereby authorizes Per Chilstrom, an attorney with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.
The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Chilstrom at (212) 430-2669.
* * *

Sincerely,
Velo3D, Inc.
By: /s/ Hull Xu
    Hull Xu, Chief Financial Officer

cc	Bradley Kreger, Interim Chief Executive Officer
Velo3D, Inc.

cc:	Per Chilstrom, Esq. Fenwick & West LLP